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                           November 5, 2021

       Samuel J Burruano, Jr,
       Executive Vice President, Chief Legal Officer and Corporate Secretary Financial Institutions Inc
       220 Liberty Street
       Warsaw, New York 14569

                                                        Re: Financial
Institutions Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 29,
2021
                                                            File No. 333-260593

       Dear Mr. Burruano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance